UNITED STATES-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEWS OF CHINA INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65248X 10 2

(CUSIP Number)

copy to:

Chenxi Shi

1855 Talleyrand, Suite 203A

Brossard, Quebec J4W 2Y9, Canada

(450) 443-1153

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	65248X 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chenling Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mr. Shi is a citizen of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
10,000,000
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.6% based on 25,900,000 shares of common stock issued and outstanding as of June 22, 2009
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value of News of China Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1855 Talleyrand, Suite 203A, Brossard, Quebec J4W 2Y9, Canada.

Item 2. Identity and Background

(a)	Chenling Shi
(b)	Mr. Shi’s residential address is Room 903, 9/F, Entrance 12, Bldg 4, Jiaodaokou Dongdajie, Dongcheng District, Beijing, China 100007.
(c)	Mr. Shi is a businessman.
(d)	Mr. Shi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Mr. Shi has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Shi is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Considerations

On June 22, 2009, the Issuer sold 10,000,000 shares of its common stock to Chenling Shi at a purchase price of $0.005 per share for gross proceeds of $50,000, pursuant to a subscription agreement that the Issuer entered with Mr. Shi. The purchase price of $50,000 was paid in cash and by the personal funds of Mr. Shi.

Item 4. Purpose of Transaction

The purpose of the acquisition of the shares of common stock by Chenling Shi was for investment purposes. Depending on market conditions and other factors, Mr. Shi may acquire additional shares of the Issuer’s common stock as Mr. Shi deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Shi reserves the right to dispose of some or all of the shares of common stock in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Shi does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of June 22, 2009, Chenling Shi beneficially owns the aggregate number and percentage of outstanding shares of common stock of the Issuer as set forth below:

Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock
Chenling Shi	10,000,000	38.6%
(b)	Mr. Shi has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 10,000,000 shares of common stock of the Issuer.
(c)	Other than as described in Item 3 above, Mr. Shi has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.
(d)	N/A
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

10.1

Form of Private Placement Subscription Agreement Between Chenling Shi and the Issuer (incorporated by reference to an exhibit to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2009)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2009

Date

/s/ Chenling Shi

Signature

Chenling Shi

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).